Exhibit 99.1

Yingli Green Energy’s Principal Operating Subsidiary Receives Additional Credit Line from China Eximbank

BAODING, China--(BUSINESS WIRE)--October 27, 2008--Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or “the Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced that it’s principle operating subsidiary, Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), has entered into a new credit line trade finance facility agreement (the “Agreement”) with the Export-Import Bank of China (“China Eximbank”), a government policy bank solely owned by China’s central government.

Under the Agreement, China Eximbank has agreed to provide Tianwei Yingli a short-term credit line of up to an aggregate principal amount of RMB 500 million or its U.S. dollar equivalent subject to certain terms and conditions. Under this new credit facility and the previous credit facilities provided by China Eximbank, China Eximbank has granted an aggregate credit line of RMB 1 billion or its U.S. dollar equivalent to Tianwei Yingli.

Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy, said, “We have worked very closely with China Eximbank since 2005 when our business was in an early, fast-growing stage. During our three years of cooperation, China Eximbank has deepened their knowledge of our business model and gradually raised our credit line from year to year. We are very pleased to secure this new line of credit during a period of unprecedented turmoil in the financial markets, which we believe demonstrates China Eximbank’s strong recognition and confidence in our company. Supported by this additional bank facility, we believe the company will be better positioned for the challenges that may arise from recent turmoil in the financial markets.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 400 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Through its wholly owned subsidiary Yingli Energy (China) Co., Ltd., Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 MW in the third quarter 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “targets”, “projects,” “potential,” “outlook,” “continue,” “is/are likely to” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

CONTACT:
In China:
Yingli Green Energy Holding Company Limited
Qing Miao, +86-312-3100-502
Director, Investor Relations
ir@yinglisolar.com
or
Christensen
In the United States:
Linda Bergkamp, +1-480-614-3004
lbergkamp@ChristensenIR.com
or
In Hong Kong:
Chen Yuan Yuan, +852-2232-3926
ychen@ChristensenIR.com